Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: FTAC Olympus Acquisition Corp.

Subject Company: FTAC Olympus Acquisition Corp.

SEC File No.: 001-39469

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer and FTAC Olympus Acquisition Corp., Payoneer Global Inc. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to FTAC Olympus Acquisition Corp. stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTAC Olympus Acquisition Corp. stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTAC Olympus Acquisition Corp. and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTAC Olympus Acquisition Corp. stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests will be set forth in the proxy statement/consent solicitation statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Dear RU Test,

Today we share the exciting news that Payoneer is on the path to becoming a publicly traded company. This milestone marks a new chapter in Payoneer’s journey, enabling us further to deliver on our mission to democratize access to financial services and drive growth for digital businesses of all sizes from around the world.

We started Payoneer back in 2005 with the idea that technology was transforming commerce, making it possible for anyone anywhere to build and grow a digital business. We set out to make global payments accessible and have been privileged to work with entrepreneurs and businesses like you looking to grow and succeed in the digital economy. Over the past 15 years, we have always worked hard to be the best global partner for you, our customers, listening carefully and expanding our offering to address your needs.

We would like to take this moment to thank you for your continued support and hope you share our excitement in this next stage of our journey. We are truly inspired by you every day. We would never have reached this day if it wasn’t for the millions of customers from all over the world that put their trust in us.

We would like to extend our sincere gratitude for sharing the journey so far with us, and we look forward to supporting you for years to come. For more information, take a look at the press release or blog post about this announcement.

With thanks, Scott Galit Chief Executive Officer

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For more information please visit us at www.payoneer.com
© 2005-2021 Payoneer, All Rights Reserved

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Dear Ori,

Today we share exciting news that we are on the path to becoming a publicly traded company. This milestone marks a new chapter in Payoneer’s journey, enabling us to continue to deliver on our mission to drive growth for digital businesses of all sizes from around the world.

We started Payoneer back in 2005 with the idea that technology was transforming commerce. From our early days, we focused on companies like yours – marketplaces and digital platforms – that were changing the way the world buys, sells and ultimately, connects. We set out to make global payments accessible, and have been privileged to work with you to empower more businesses to participate and succeed in the digital economy. Over the past 15 years, we have built a broad ecosystem connecting businesses worldwide on an integrated global platform. We have always endeavored to be the best global partner for you, our clients, listening intently and expanding our offering to address your most complex challenges.

We would like to take this moment to thank you for your continued support and hope you share our excitement in this next stage of our journey. The growth we’ve experienced over the years is because of clients like you, who have trusted us and worked with us in building a true partnership.

Payoneer will become a public company following the merger with an already publicly traded special purpose acquisition company (SPAC), FTAC Olympus Acquisition Corp. (Nasdaq: FTOC) at a combined valuation of $3.3 billion. We will continue to operate under the Payoneer name and there will be no substantive changes to our team or how we do business.

We see Payoneer as a commerce-enabler and are excited to be building out our platform with new services including payment orchestration, trust services, merchant onboarding and more. Going public will deliver significant financial resources to help us accelerate investment in our platform and expand product development, delivering more value to you and your global business.

We would like to extend our sincere gratitude for sharing the journey so far with us, and we look forward to partnering with you for years to come. For more information, take a look at the press release or blog post about this announcement.

With thanks, Scott Galit Chief Executive Officer

This email is intended to: orish@payoneer.com.
If you do not wish to receive this email please unsubscribe.
For more information please visit us at www.payoneer.com
© 2005-2021 Payoneer, All Rights Reserved

We are thrilled to share an incredible milestone for Payoneer – we are on the path to becoming a publicly traded company. This milestone will be accomplished following the merger with an already publicly traded special purpose acquisition company (SPAC), FTAC Olympus Acquisition Corp. (Nasdaq: FTOC) at a combined valuation of $3.3 billion. You can read more details in the press release. It’s been a long path on our journey from when Payoneer started 15 years ago. Early on, we recognized that the internet was changing the way the world operated, making it possible for anyone, anywhere to build and grow a digital business. Whether it was a large digital marketplace with billions of dollars in annual sales, or an entrepreneur who has never sold anything ever before, the newly connected economy democratized opportunity for both developed and emerging markets alike. We knew these businesses needed a new financial partner to support their growth, and help them navigate the increasingly complex, evolving world of digital commerce. We made it our mission to use technology to deliver sophisticated global digital financial services to businesses of all sizes and making it possible to connect once to Payoneer and to access the whole world. From our early days, we focused on marketplaces and digital platforms that were changing the way the world buys, sells and ultimately, connects. We set out to make global payments accessible, and have been privileged to work with many of the world’s top digital brands in empowering more businesses to participate and succeed in the digital economy. We made it possible for any seller anywhere in the world to get paid for their international sales quickly, reliably, and cost-effectively. But we also knew that these same sellers were SMBs that would need much more than just payment solutions in order to grow – they had all the same needs as other businesses: managing their operations and employees, sourcing from suppliers, accessing capital, acquiring customers, dealing with taxes and more. So we made it our business to provide both enterprises and SMBs with the financial services they needed to power their growth.

Over the past 15 years, we have built an ecosystem that connects marketplaces, sellers, gig workers, merchants, manufacturers, banks, suppliers, buyers and more onto a single global platform. We have built a secure, regulated platform that offers a global, multi-currency account to businesses of any size from almost country, providing an expansive global payment infrastructure to pay and get paid globally as easily as locally. We see ourselves as commerce-enablers, and we have done it all with a single goal in mind – to empower entrepreneurs all over the world to access new opportunities and succeed. Today marks the start of a new chapter for Payoneer. We are one step further on our journey to being the best partner for global growth that we can be. Most importantly, I want to take this opportunity to say thank you. Thank you for supporting us, for inspiring us, and for giving us the drive to continue to grow and innovate each day. I want to thank our partners for joining us on our mission to empower businesses. The growth we’ve experienced over the years is because of partners like you, who have trusted us and invested in our shared success. And finally, I would like to thank my Payoneer colleagues around the world. No one better understands and connects with our customers than this incredible group of people and it is really my great pleasure and privilege to be part of this team that are so dedicated to the customers we serve. So, what does this mean for you, our clients, customers and partners? Going public will deliver significant financial resources to help us accelerate investment in our platform, expand product development, and further improve the customer experience. We know we can always do better and are committed to doing precisely that. Payoneer will continue to be led by our experienced management team. The FTAC Olympus team, which includes some of the fintech industry’s most seasoned experts, will act as trusted advisors on our path to continued growth. Will there be in any change in the way Payoneer provides me with service? We will continue to operate under the Payoneer name and there will be no changes to the team that serves you or how we do business. This milestone is the first step in 2 increasing Payoneer’s resources, all of which are aimed at developing our platform and further improving the customer experience. What’s next? Payoneer will become a public company once the deal is complete. We will continue to update our clients, customers and partners when we have further news to share. For now, I sign off with another heartfelt thank you for your continued support over the years. A lot has happened and changed since 2005, but we truly believe that we’re only just getting started. We hope you share our excitement as we enter this next stage of our journey. And once again, we really thank you for sharing this journey with us. Together, we strive for excellence with humility and a bias for action. We aim to serve you with passion and transparency. We weave inclusion into every fiber of our organization. And most of all, we promise to continue to go beyond to help you succeed. Scott Galit, Chief Executive Officer 3

Social Media Video Transcript

I’m Scott Galit, the CEO of Payoneer. and I’m excited to share with you that as of today, Payoneer is on the path to becoming a publicly traded company. This is an incredibly important milestone for Payoneer, and it’s one that we would not have achieved without you, our customers, our partners, and our employees all over the world.

When we started 15 years ago, we had a simple idea that the world was connecting, and there were new opportunities for businesses, big and small, all over the world to participate in digital commerce and in ways that it had never been possible before. And now 15 years later, we’ve built a global platform that connects millions of marketplaces, small businesses, buyers, suppliers, banks and partners all over the world onto the Payoneer global platform.

We really could not have done this without you, our customers, and our partners- the global Payoneer team that wakes up each and every day, trying to listen carefully to you, trying to support you, trying to figure out what you need in order to succeed and achieve your potential in this modern digital world.

15 years later we’re thrilled to now have the chance to take the next step by moving into the public markets, we will get significant additional resources that we are going to be able to use to invest more to build an even better platform offering more services to more customers and more places around the world than ever before- and doubling down to our commitment to you, to help you grow in every way possible.

Thank you so much for being here with us along the way. Thank you for inspiring us. Thank you for giving us a sense of purpose and meaning in what we do. And I want to thank our entire global Payoneer team around the world. It truly is my privilege to work with you each and every day. You’re an extraordinary group of people. You care deeply for our customers, deeply for each other, and we’ve really just begun to scratch the surface of the opportunity that we have.

Thank you so much to all of you. We really look forward to this next step in our journey together onwards and upwards from here.

Thank you so much.